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FEB 29 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12012110

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Registered Public Accounting Firm on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SECURIAN FINANCIAL SERVICES, INC.

Financial Statements with Supplementary Information and Report of Independent Registered Public Accounting Firm on Internal Control

December 31, 2011

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the Company) as of December 31, 2011 and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
February 22, 2012

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2011
(in thousands)

Assets

Cash and cash equivalents	$	11,169
Commissions receivable		3,662
Due from affiliates		233
Accounts receivable		365
Income tax receivable		
Current		1,371
Deferred		388
Insurance recoverable		575
Software, net of accumulated amortization of $4,178		516
Prepaid expenses		108
Deposit with clearing organization		100
Total assets	$	18,487

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	3,503
Bonus payable		2,248
Accrued expenses		2,461
Due to affiliates		2,627
Total liabilities		10,839
Stockholder's equity:		
Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		52,216
Accumulated deficit		(44,568)
Total stockholder's equity		7,648
Total liabilities and stockholder's equity	$	18,487

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2011

(in thousands)

Revenues		
Commissions and distribution and service fee income:		
12b-1 fees from insurance products	$	10,501
Investment advisory fees		46,341
Other mutual funds		12,034
Variable life and annuities		165,391
Other products		20,682
Fee income received from affiliate		971
Other income		6,623
		262,543
Expenses		
Commissions and distribution and service fee expense:		
12b-1 fees from insurance products		10,501
Investment advisory		38,322
Other mutual funds		24,617
Variable life, variable annuities and other products		163,000
Salaries and benefits		15,329
Registration fees		980
General and administrative expenses		13,859
		266,608
Loss from operations before taxes		(4,065)
Income tax benefit:		
Current		(1,285)
Deferred		(238)
Total income tax benefit		(1,523)
Net loss	$	(2,542)

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Stockholder's Equity

For the year ended December 31, 2011
(in thousands)

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2010	$ 48,466	$ (42,026)	$ 6,440
Capital contributions received	3,750	-	3,750
Net loss	-	(2,542)	(2,542)
Balances at December 31, 2011	$ 52,216	$ (44,568)	$ 7,648

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2011

(in thousands)

Cash flows used for operating activities		
Net loss	$	(2,542)
Adjustments to reconcile net loss to net cash used for operating activities:		
Amortization		
Intangible assets		30
Software		308
Change in operating assets and liabilities:		
Decrease in commissions receivable		803
Decrease in due from affiliates		289
Increase in accounts receivable		(108)
Decrease in receivable from broker/dealer		12
Change in securities owned		12
Deferred tax provision		(238)
Change in income tax payable - current		(1,625)
Increase in insurance recoverable		(575)
Impairment of intangible assets		264
Decrease in prepaid expenses		13
Decrease in commissions payable		(202)
Decrease in bonus payable		(20)
Increase in accrued expenses		1,795
Change in securities sold, not yet purchased		(12)
Change in payable to outside broker/dealer		(12)
Increase in due to affiliates		604
Net cash used for operating activities		(1,204)
Cash flows used for investing activities		
Additions to capitalized software		(167)
Net cash used for investing activities		(167)
Cash flows provided by financing activities		
Capital contributions received from stockholder		3,750
Net cash provided by financing activities		3,750
Increase in cash and cash equivalents		2,379
Cash and cash equivalents at beginning of year		8,790
Cash and cash equivalents at end of year	$	11,169

See accompanying notes to financial statements.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on SFG to fund its operations.

(2) Summary of Significant Accounting Policies

Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund, variable life and annuity and investment advisory sales and other products is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

Under an assignment agreement with Minnesota Life, the Company receives 12b-1 fees from the Advantus Series Fund portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life.

Cash and Cash Equivalents

Cash and cash equivalents of sufficient credit quality including investments in money market mutual funds are carried at cost, which approximates fair value. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. As of December 31, 2011, the Company had $4,677 of money market mutual funds which are considered Level 1 financial assets under the provisions of fair value measurement guidance. Fair value is based on quoted market prices in actual markets. The Company had no other financial assets that needed to be measured for fair value.

(2) Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the financial statements. Any such change could significantly affect the amounts reported on the statement of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2011, the Company had unamortized software costs of $516.

(2) Summary of Significant Accounting Policies (Continued)

Intangible Assets

The Company evaluates the recoverability of other intangible assets with finite useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.

The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be determined as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flow. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. See note 7 for detail regarding intangible assets.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Variable Interest Entities

A variable interest entity (VIE) is an entity that either has investors that lack certain characteristics of a controlling financial interest or lack sufficient equity to finance its own activities without financial support provided by other entities. The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and is therefore the primary beneficiary. The Company is deemed to have controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE.

As of December 31, 2011, the Company had identified no investments or relationships that would be identified as a VIE.

(in thousands)

(3) Risks

The following is a description of the significant risks facing the Company:

Credit Risk:

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions and limits the credit exposure with any one institution.

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(4) New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04 (ASU 2011-04), Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. ASU 2011-04 is effective for non-public entities for annual reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact of this new guidance to its results of operations and financial position.

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Additionally, this guidance requires disclosures about significant transfers between Level 1 and 2 measurement categories and separating the presentation of purchases, issuances, sales and settlements. This guidance was effective for periods beginning after December 15, 2009, except for the disclosures regarding the separation of the presentation of purchases, issuances, sales and settlements, which is effective for periods beginning after December 15, 2010. ASU 2010-06 was adopted by the Company effective January 1, 2010 with the exception of separating the presentation of purchases, issuances, sales and settlements, which was adopted effective January 1, 2011. There was no impact to the Company's results of operations or financial position due to the adoption of this new guidance.

(in thousands)

(5) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $971 during 2011, which is included in fee income received from affiliate in the statement of operations, from Minnesota Life for performing compliance functions for these variable products. The Company also recognized commission income of $135,862 in 2011 related to distribution activities, of which $1,806 was included in commissions receivable at December 31, 2011.

The Company also has an agreement with an affiliate, Securian Trust Company, N.A. (STC), an affiliated national bank. Under this agreement, the Company receives referral fees for clients who name STC trustee of a Trust. The Company received fees of $237 for the year ended December 31, 2011, which is included in other income in the statement of operations, of which $20 was included in due from affiliates at December 31, 2011.

Under a management services agreement with Minnesota Life, SFG and STC, the Company incurred $9,944 during 2011 for expenses including allocations for occupancy costs, data processing, compensation, advertising, and promotion and other administrative expenses, which Minnesota Life, SFG and STC, incurs on behalf of the Company. At December 31, 2011, $2,470 was payable to Minnesota Life, SFG and STC for such expenses and included in due to affiliates.

Distribution and service fee income of $3,265 was recognized and included in 12b-1 fees from insurance products during the year ended December 31, 2011 under agreements with certain investment companies managed by an affiliate, Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

Under an assignment agreement with Minnesota Life, 12b-1 fees from the Advantus Series Fund, the Waddell & Reed Target Portfolios and other mutual funds, are transferred to Minnesota Life. During 2011, $10,501 was received and $10,402 was transferred. At December 31, 2011, $99 was payable to Minnesota Life.

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2011, the Company charged expenses totaling $1,985, and $155 was included in due from affiliates at December 31, 2011 for such expenses.

(in thousands)

(6) Income Taxes

The income tax expense (benefit) for the year ended December 31, 2011 consisted of the following:

	Current	Deferred	Total
Federal	$ (1,318)	$ (50)	$ (1,368)
State	33	(188)	(155)
	$ (1,285)	$ (238)	$ (1,523)

The difference between the income tax expense and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$ (1,423)
State taxes, net of federal benefit	(187)
Change in valuation allowance	32
Other	55
	$ (1,523)

The tax effects of temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2011 are as follows:

Deferred tax asset:	
Net operating losses	$ 1,578
Accrued expenses	48
Intangible assets	193
Gross deferred tax assets	1,819
Less valuation allowance	(991)
Deferred tax asset, net of valuation allowance	828
Deferred tax liabilities:	
Prepaid expenses	79
Capitalized software	361
Gross deferred tax liabilities	440
Net deferred tax asset	$ 388

The Company has recorded a valuation allowance as of December 31, 2011 related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized. The decrease in the deferred tax asset valuation allowance for the year ended December 31, 2011 was $32.

(in thousands)

(6) Income Taxes (Continued)

The state net operating loss carryforwards amount to $23,209 at December 31, 2011 and were generated in various states with expiration periods of 5 to 20 years. Some of the Company's net operating losses will expire beginning 2012 through 2030. Therefore, the Company has provided for an 81% valuation allowance against its net operating loss deferred tax assets as of December 31, 2011.

Income taxes paid for the year ended December 31, 2011 were $340.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

Balance as of January 1, 2011	$	17
Settlements		(17)
Balance as of December 31, 2011	$	0

As of December 31, 2011, the Company did not have any amounts accrued for interest and penalties.

At December 31, 2011, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The consolidated federal income tax returns for Minnesota Mutual Companies, Inc. and subsidiaries for the years 2008 and 2009 are currently under examination by the IRS. The consolidated tax return for 2010 is expected to be under examination by the IRS beginning in late 2012. The Company believes that any additional taxes refunded or assessed as a result of the examination will not have a material impact on its financial position.

(7) Intangible Assets

The amount of intangible assets included on the statement of financial condition, was as follows:

Balance as of January 1, 2011	$	294
Amortization		(30)
Impairment		(264)
Balance as of December 31, 2011	$	0

The Company has previously recorded intangible assets resulting from an asset acquisition in April 2007. The Company acquired the rights to certain investment advisory contracts from a general-agency owned investment advisor. The Company tests intangible assets for potential impairment when events or changes in circumstances indicate the carrying amounts may not be recoverable. During 2011, after a key investment advisor terminated their relationship with the Company, the Company reviewed its intangible assets for impairment. This review included an analysis of the remaining economic useful life of the customer relationships and the future profit expected. It was determined that the intangible assets were impaired and an impairment loss of $264 was recognized.

(in thousands)

(8) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $4,859, which was $4,207 in excess of its required net capital of $652. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.01 to 1 at December 31, 2011.

(9) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Dividends and Capital Contributions

During 2011, the Company received capital contributions of $3,750 from SFG. These contributions were made in the form of cash.

(11) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

During 2010, a former customer and his affiliated business (plaintiffs) filed a lawsuit against the Company and its registered representative alleging that the registered representative made unsuitable recommendations related to various real estate transactions and misrepresented the investments as being safe and consistent with plaintiffs' investment objectives. Plaintiffs claimed that the Company failed to reasonably supervise the representative and was vicariously liable for the registered representative's recommendations. The case was later re-filed with FINRA Dispute Resolution and in November 2011 the arbitration panel awarded the plaintiffs $2,375. The payment of the award is recorded within general and administrative expenses on the statement of operations.

During 2011, a former customer and his affiliated business (plaintiffs) filed a lawsuit against the Company and its registered representative (defendants) alleging that more than $2,000 of plaintiffs' personal funds were allocated and spent by the defendants. Also, during 2011, plaintiffs filed a separate arbitration claim with FINRA Dispute Resolution against the defendants alleging unsuitable investment recommendations. In both matters, plaintiffs alleged that the Company was vicariously liable for the actions of its registered representative. In February 2012, the parties settled both matters against all defendants for $1,000. The Company's net contribution will be $425 to this settlement with the remainder paid by the registered representative's professional liability insurer.

(in thousands)

(11) Contingencies (Continued)

The settlement of this matter was accounted for as a recognizable subsequent event in accordance with ASC 855 – Subsequent Events. As such, the Company recorded $1,000 within general and administrative expenses for the gross settlement amount and $575 within other income for the amount recoverable from the professional liability insurer in the 2011 statement of operations.

(12) Subsequent events

On January 13, 2012, the Company received a capital contribution of $1,000 from SFG. This contribution was made in the form of cash.

On February 1, 2012, the Company settled a litigation dispute. See footnote 11 for further information on this settlement.

The Company evaluated subsequent events through February 22, 2012, the date these financial statements were issued. With the exception of the items noted above, there were no material subsequent events that required recognition or further disclosure in the Company's financial statements.

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2011
(in thousands)

Stockholder's equity	$	7,648
Deductions - nonallowable assets:		
Due from affiliates		233
Accounts receivable		365
Insurance recoverable		575
Software		516
State income tax receivable, current and deferred		887
Prepaid expenses		108
		2,684
Net capital before haircuts on securities		4,964
Haircuts on securities		105
Net capital	$	4,859
Total aggregate indebtedness	$	9,781
Net capital	$	4,859
Minimum capital required to be maintained (the greater of $50 or 6-2/3% of aggregate indebtedness of $9,781)		652
Net capital in excess of requirements	$	4,207
Ratio of aggregate indebtedness to net capital		2.01 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2011 Part IIA of FOCUS Form X-17A-5 (as amended February 16, 2012) and the above computations.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

In planning and performing our audit of the financial statements of Securian Financial Services, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2012

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Securian Financial Services, Inc:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Securian Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031955 FINRA DEC
SECURIAN FINANCIAL SERVICES INC 18*18
ATTN:MATT BAULER
400 ROBERT ST N STE A
SAINT PAUL MN 55101-2098

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GERO FEAMAN 651-665-1949

2. A. General Assessment (item 2e from page 2) $ ~~63,760.60~~ 65,258.27 GWF

B. Less payment made with SIPC-6 filed (exclude interest) (33,139)

July 22, 2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~30,621.60~~ 32,119.27 GWF

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~30,621.60~~ 32,119.27 GWF

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

RECEIVED
ACCOUNTS PAYABLE
12 FEB -7 AM 8:09

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Securian Financial Services, Inc
(Name of Corporation, Partnership or other organization)

Gero W Feaman
(Authorized Signature)

Dated the 6 day of February, 20 12.

Supervisor, Financial Management
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ ~~25,504,238~~ 26,103,308

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ ~~25,504,238~~ 26,103,308

2e. General Assessment @ .0025 $ ~~63,760.60~~ 65,258.27

(to page 1, line 2.A.)